

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 23, 2008

Phillip D. Greer
Chief Executive Officer
Electronic Kourseware International, Inc.
P.O. Box 1657
Kyle, Texas 78640

        RE: Electronic Kourseware International, Inc.
                    Form 10-12g
                    Filed October 2, 2008
                    File No. 000-53242

Dear Mr. Greer:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your Form 10 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Tell us why Paragon Capital should not be considered a "promoter" of the company, as that term is defined in Rule 405 of Regulation C. If you agree that Paragon should be deemed a promoter of the company, please revise your disclosure to reflect Paragon as a promoter of the company and include the information required by Item 401 of Regulation S-K.

Item 1. Business

Stock Purchase Agreement, page 1-2

2.   We note the disclosure regarding your expectation to use the proceeds from the
        Stock Purchase Agreement with Paragon Capital, LP. Please revise to provide
        more detail on the expected investment plan in working capital and the expansion
        of your marketing efforts, including in this section a discussion of the material
        geographic markets in which you currently operate and into which you plan to
        expand.

3.   Clarify what the conditions are to closing the Stock Purchase Agreement. Clarify
        whether such conditions are solely in the control of Paragon.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 7

4.   We note your disclosure that your officers and directors as a group beneficially
        own 257,092,999 shares. We also note that Paragon has agreed to purchase
        257,092,999 shares of common stock from the company. Clarify whether
        Paragon will be purchasing management's shares.

Item 10. Recent Sales of Unregistered Securities, page 10

5.   Identify the three accredited investors who purchased 66,666,666 shares in
        February 2007.

6.   Revise this section to discuss the shares sold to Paragon.

Financial Statements for the Year Ended December 31, 2007

Notes to Financial Statements

Note 1. Revenue Recognition, page 21

7.   We note that you recognize revenue when goods are shipped to the customer.
        Please expand your revenue recognition policy to describe the major terms of your
        sales arrangements and those factors that lead to revenue recognition upon shipment.

8.   We note that you record revenue from equipment leases made to Science Labs-in-
        a-Box customers on a monthly basis. Please tell us in more detail about these
        leasing arrangements and your basis for revenue recognition.

Note 9. Related Party Transaction, page 25

9.   We note that you issued 249,999,999 shares of common stock to the Board of Directors in the first quarter of 2007. It appears that you assigned a fair value of $0.001 to each share the issued. Please tell us how you determined the fair value of the common stock issued and how you calculated the stock-based compensation expense.

<p align="center">*   *   *   *</p>

As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Lee Polson
        Strasburger & Price, LLP
        Via facsimile: (512) 536-5719